________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               dated July 29, 2005


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three and six month periods ended June 30, 2005, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    July 29, 2005

                                        WORLD GAMING PLC



                                        By:    /s/ David James Naismith
                                               ------------------------
                                        Name:  David James Naismith
                                               ------------------------
                                        Title: CFO
                                               ------------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description of Exhibit
-------           ----------------------

   1 Unaudited consolidated financial statements at and for the three and six month periods ended June 30, 2005, and related Management's Discussion and Analysis of Financial Condition and Results of Operations

                                                                       EXHIBIT 1

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

         The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

         We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)


OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries and joint venture arrangements, is a developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Interactive Systems Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses gaming software to third parties for an initial licensing fee and monthly royalties. In addition, Interactive Systems Inc. provides hosting and other systems administrative services to its licensees. WG Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, provides further administrative services on behalf of Interactive Systems Inc. such as development support.

The following tables set out selected consolidated information from the statements of operations for the three and six months ended June 30, 2005 and June 30, 2004 and the balance sheets as at June 30, 2005 and at December 31, 2004:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION
                                   (UNAUDITED)

                            For the three months ended  For the six months ended
                              June 30,      June 30,      June 30,    June 30,
                                2005          2004          2005        2004
                              --------      --------      --------    --------

Net Sales ..................   $2,165        $4,148        $4,800      $9,512
Gross Profit ...............    1,487         3,967         3,361       8,832
Expenses including interest
 and depreciation ..........    1,181         2,283         2,220       5,173
Net Income/(Loss) ..........      328         1,684         1,163       3,672


                       SELECTED BALANCE SHEET INFORMATION

                                              June 30, 2005    December 31, 2004
                                               (unaudited)
                                              -------------    -----------------

Working Capital ..........................      $ 19,931           $ 14,866
Total Assets .............................        24,642             23,379
Total loans and capital lease obligations              -                  -
Accumulated Deficit ......................        (5,190)            (6,354)
Total Shareholders' Equity ...............        20,677             16,028

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)


Total revenues for the quarter ended June 30, 2005 decreased by 47.8% or $1,983 to $2,165 compared to $4,148 for the same period last year. For the six months ended June 30, 2005 total revenues decreased $4,712 or 49.5% to $4,800 compared to $9,512 for the same period last year. The decrease in total revenues is wholly attributable to the Sportingbet Transaction effective October 1, 2004 where in return for certain consideration and other arrangements, the Company no longer charges royalties to Sportingbet for use of the Software (see "Sportingbet Transaction" below). Revenue from continuing and new licensees increased by 55.5% or $546 to $1,530 for the quarter ended June 30, 2005 when compared to $984 for the same period last year. For the six months ended June 30, 2005 revenue from these licensees increased 54.7% or $1,248 to $3,530 when compared to $2,282 for the same period last year.

Key financial aspects of the Sportingbet Transaction having a material effect for comparative purposes are described below:

      o The Company no longer charges royalties to Sportingbet, which represented 76% and 72% of total revenue for the quarter and six months ended June 30, 2004 respectively;

      o The Company charges Sportingbet hosting fees on a cost plus 10% basis for its share of usage of the Company's hosting facilities, which generated revenues of $635 for the quarter ended June 30, 2005 and $1,270 in the six months ended June 30, 2005. These hosting fees were not charged to Sportingbet during the corresponding periods in 2004;

      o All software development costs previously incurred by the Company are paid by Sportingbet which on average equalled approximately $1,200 per quarter in 2004;

      o The Company received certain cash and other consideration under the Sportingbet Transaction described below.

Net income from operations for the quarter ended June 30, 2005 decreased by 80.5% to $328 or $0.01 per participating ordinary share compared to net income of $1,684 or $0.04 per participating ordinary share for the same period last year. For the six months ended June 30, 2005, net income from operations decreased by 68.3% to $1,163 or $0.03 per participating ordinary share compared to net income of $3,672 or $0.08 per participating ordinary share for the same period last year. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective October 1, 2004 described below.

Royalty revenue from software licensing decreased 63.1% or $2,618 to $1,530 for the quarter ended June 30, 2005 compared to $4,148 for the same period last year. For the six months ended June 30, 2005 royalty revenue decreased 61.2% or $5,559 to $3,530 compared to $9,089 for the same period last year. Excluding royalties from Sportingbet, revenue from continuing and new licensees grew 55.5% or $546 for the quarter ended June 30, 2005 and 54.7% or $1,248 for the six months ended June 30, 2005 when compared to the same period last year. Pursuant to the Sportingbet Transaction described below, the Company received hosting revenues from Sportingbet and Sportingbet funded all software development costs thus reducing operating costs by 44.0% in the quarter and 55.0% in the six months ended June 30, 2005 as described below.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)


Pursuant to terms of the Sportingbet Transaction, the Company received hosting revenue from Sportingbet of $635 in the quarter ended June 30, 2005 compared to $nil in the same quarter last year. The hosting revenue is charged on a percentage of usage basis plus a 10% mark-up for Sportingbet's usage of the Company's hosting facilities.

In February 2004, the Company closed its transaction processing and customer service divisions migrating licensees that utilized these services to a third party supplier. For comparative purposes, $423 of transaction processing fee revenue was included in total revenues for the six months ended June 30, 2004 compared to $nil in the quarter and six months ended June 30, 2005. Direct costs associated with this division exceeded fee revenue in every quarter up to the date of its closure.

For the three months ended June 30, 2005, total gross wagering volumes handled by the Company's hosting facility increased 33.3% to $1.6 billion when compared to $1.2 billion in the three months ended June 30, 2004. For the six months ended June 30, 2005 gross wagering volume increased to $3.6 billion up 38.5% from $2.6 billion for the same period last year. Growth in wagering volume from continuing licensees, excluding Sportingbet, was 69.3% for the quarter and 69.8% for the six months ended June 30, 2005. Management believes that the growth in wagering volume is attributable to a continued expansion of the market for internet gaming. In addition, this growth is partially attributable to increased reliability of the Company's product suite as a result of infrastructure and support services upgrades. Overall net win experienced by licensees during the quarter and six months ended June 30, 2005 was consistent with the same period last year. (Net win for the Company's licensees is the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer).

The gross margin for the quarter ended June 30, 2005 was 68.7% compared to 95.6% for the same period last year. For the six months ended June 30, 2005 gross margin was 70.0% compared to 92.9% for the same period last year. The decrease resulted from a change in accounting policy as of January 1, 2005 to treat all hosting costs as direct costs of sales. During the three months and six months ended June 30, 2004, such direct costs only consisted of certain hosting costs and direct costs associated with transaction processing. Applying this change in accounting policy to the three months and six months ended June 30, 2004, approximately $380 and $780 respectively would be re-allocated from operating expenses to direct cost of sales.

Operating expenses including interest and depreciation decreased 48.3% to $1,181 during the quarter ended June 30, 2005 compared to $2,283 for the same period last year.

The decrease occurred primarily due to the following:

      o Development costs being funded by Sportingbet as result of the Transaction described below, effective October 1, 2004 which represented approximately $700 of operating costs in the quarter ended June 30, 2004.

      o Re-allocation of all hosting costs to direct cost of sales which would have otherwise attributed to approximately $380 of operating costs in the quarter ended June 30, 2005.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)


      o Depreciation charges during the quarter ended June 30, 2005 declined $174 or 49.1% when compared to the same period last year.

Operating expenses including interest and depreciation in the six months to June 30, 2005 decreased 57.1% to $2,220 compared to $5,173 for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company had $16,527 in cash and cash equivalents up from $7,944 at December 31, 2004. The increase in the six months was primarily due to net income earned in the period, the receipt of the second installment of consideration of $3,000 from Sportingbet and the Company's admission to the Alternative Investment Market ("AIM") of the London Stock Exchange where it raised 2,499 Great British Pounds ("GBP") (or approximately $4,500) from the placement of 4,760,000 ordinary shares at a placement price of 0.525 GBP on May 17, 2005. Associated costs were 515 GBP contributing net proceeds of 1,984 GBP. Professional costs paid from proceeds raised includes fees paid to Daniel Stewart & Co., the Company's nominated advisor in the United Kingdom, of 306 GBP including commissions and advisory costs.

Working capital at June 30, 2005 improved to $19,931 from $14,866 at December 31, 2004.

Consistent with the Company's accounting policies, reserves and deposits held by credit card processors on behalf of our licensees were written off the Company's balance sheet in the first quarter of 2005. At December 31, 2004 the Company held as a receivable from transaction processors $2,234. These amounts relate to reserves and other deposits that were receivable on behalf of the Company's licensees up to the date of closure of its transaction processing division in February 2004. These funds are held on behalf of licensees and accordingly the associated payable to the licensees in the same amount has also been written off.

Accounts receivable decreased by $1,779 from $4,438 at December 31, 2004 to $2,659 at June 30, 2005. The accounts receivable balance primarily consists of amounts due to the Company in respect of deposits processed on behalf of licensees during June 2005. The Company's policy is to collect all funds processed by the Company's licensees in the previous month within 30 days of month-end of the preceding month. The Company then collects its royalty from these funds before distributing to respective licensees. In addition, balances due from one of our largest licensees were brought current during the six month period ended June 30, 2005. Royalties due from operating licensees who maintain their own transaction processing function are usually collected within 30 days after the date of invoicing those licensees. Prior to closure of the transaction processing division in February 2004, such amounts would have been disclosed as amounts due from processors.

Prepaid expenses and deposits decreased by $62 to $282 at June 30, 2005 compared to $344 at December 31, 2004. The decrease is due to amortisation of prepaid software maintenance in the six months ended June 30, 2005.

Consideration receivable of $4,000 represents cash payments due from Sportingbet in respect of the transaction which took effect October 1, 2004. A further staged payment of $3,000 was received on March 1, 2005 and the balance of $4,000 is receivable no later than November 1, 2005.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)


Accounts payable and accrued liabilities balances decreased by $3,557 to $3,537 in the six months ended June 30, 2005 compared to $7,094 at December 31, 2004. The reduction relates to the write off of balances attributable to reserves and deposits described above of $2,234 and lower amounts receivable in respect of June 2005 processing net of the Company's royalties due to seasonality of the business. In addition, amounts managed for jackpot balances of $880 at June 30, 2005 are included in the balance together with general accounts payable. Jackpot balances are amounts held on behalf of the Company's licensees for its gaming products utilized on their websites.

Net cash provided by operating activities for the six months ended June 30, 2005 was $1,387 compared to $3,677 for the same period last year. The decrease is primarily due to lower net income in the six months ended June 30, 2005 and the removal of receipts from credit card processors in respect of our licensees due to the closure of this division in February 2004.

Net cash provided by investing activities for the six months ended June 30, 2005 was $2,875 compared to $1,148 used for investing activities for the same period last year. This increase is primarily represented by second instalment of consideration received on March 1, 2005 of $3,000 in respect of the Sportingbet Transaction described below. A further $4,000 is due on November 1, 2005.

Net cash provided by financing activities for the six months ended June 30, 2005 was $4,311 compared to $1,409 used for financing activities for the same period last year. Cash provided by financing activities was primarily from the issuance of ordinary shares in respect of share the placing of shares on AIM described above and options exercised in the period.

"SPORTINGBET TRANSACTION"
(Currency in US dollars)

Joint Venture Arrangements, effective October 1, 2004, were entered into on October 12, 2004 between the Company and Sportingbet. The principle terms of the arrangements are as follows:

      o The ownership of the intellectual property in the Company's gaming software including it's gaming product suite ("Gaming Software") was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited, a wholly owned subsidiary of the Company and Sportingbet;

      o In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million is payable on or before November 1, 2005). In addition, the economic value of Sportingbet's then 29.6% shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the ordinary shares of the Company then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)


      o Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

      o During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

      o The Company retains the right to determine 30% of the development time on the Gaming Software through a development plan devised by the Joint Venture Board consisting of two members of the Company and two members from Sportingbet;

      o The Company has a worldwide royalty free licence allowing it to continue to use and sublicence the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5% royalty only on those revenues to Sportingbet;

      o Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of 5% are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

      o Sportingbet pays its proportion of the hosting costs on the Company's systems and information technology (IT) services at cost plus 10%;

      o The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

      o On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration received by the Company if it sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party. The additional $3 million payable to the Company upon termination of the Agreements by Sportingbet has not been included in the Company's financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)


REGULATORY DEVELOPMENTS

The licensees of the Company's software products, and the Company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results, and financial condition. There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against the Company's licensees, or, less likely, even the Company, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the licensee or the Company. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation which could impact the Company's financial position. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain Internet gambling. Whilst legislation has been introduced in both houses of Congress in recent years, no Internet gambling bills have been introduced in the current session of Congress, and thus there are no bills pending. There is no way of knowing if and when such a bill might be introduced, and the Company continues to monitor this situation since the passage of this legislation could have a substantial impact on the business of the Company's licensees and ultimately the Company. If Internet gambling prohibition legislation is introduced and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the Company's continued operations.

In March 2004, the World Trade Organization held in favour of Antigua and Barbuda and against the United States of America with regard to unlawful trade restrictions relating to Internet gaming. The United States appealed the finding and in April 2005, the WTO Appellate Body held that The United States had made a commitment under the General Agreement on Trade in Services (GATS) to permit free trade in gambling services, but can restrict such trade to protect public morals and public order, if it does so in a non-discriminatory manner. However, the United Interstate Horse Racing Act (IHRA) is discriminatory because it permits domestic suppliers to accept wagers on horse races but does not permit foreign suppliers to do so. The United States must remove the discrimination so foreign suppliers can provide the same services as domestic suppliers. This can be done either by permitting foreign suppliers to provide services or barring domestic suppliers from providing services. In either case, World Gaming could benefit. If the IHRA is amended to permit foreign suppliers to legally accept wagers on horse racing over the Internet, it can positively impact World Gaming by allowing it to offer such services to its licensees. If the United States decides to ban all interstate remote betting on horse races, it could benefit World Gaming by eliminating the existing domestic competition. There can be no assurances, however, that the United States will amend the IHRA, or that if it does so that such amendment will conform to the WTO Appellate Body holding.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS
                                     ------

                                                       June 30,     December 31,
                                                         2005           2004
                                                     -----------    ------------
                                                     (Unaudited)
CURRENT ASSETS

  Cash and cash equivalents ........................  $ 16,527        $  7,944
  Reserves and deposits with credit card processors          -           2,234
  Accounts receivable, net .........................     1,385             587
  Accounts receivable from related party ...........     1,274           3,851
  Consideration receivable .........................     4,000           7,000
  Prepaid expenses .................................       282             344
                                                      --------        --------

    Total Current Assets ...........................    23,468          21,960

  Capital Assets, net ..............................     1,174           1,419
                                                      --------        --------

    TOTAL ASSETS ...................................  $ 24,642        $ 23,379
                                                      ========        ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                       June 30,     December 31,
                                                         2005           2004
                                                     -----------    ------------
                                                     (Unaudited)

CURRENT LIABILITIES

  Accounts payable and accrued liabilities .........  $  3,537        $  7,080
  Current portion of capital lease obligation ......         -              14
                                                      --------        --------

    Total Current Liabilities ......................     3,537           7,094

LONG - TERM LIABILITIES

  Deferred provision ...............................       428             257
                                                      --------        --------

TOTAL LIABILITIES ..................................     3,965           7,351
                                                      --------        --------

STOCKHOLDERS' EQUITY

  Capital stock ....................................    27,142          23,654
  Accumulated deficit ..............................    (5,190)         (6,354)
  Accumulated other comprehensive loss .............    (1,275)         (1,272)
                                                      --------        --------

    Total Stockholders' Equity .....................    20,677          16,028
                                                      --------        --------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....  $ 24,642        $ 23,379
                                                      ========        ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               WORLD GAMING PLC AND SUBSIDIARIES
          Consolidated Statements of Operations and Other Comprehensive Income/(Loss)
                      (In Thousands of U.S. Dollars, except share amounts)
                                          (Unaudited)
                                      For the Three Months Ended     For the Six Months Ended
                                               June 30,                      June 30,
                                      ---------------------------   ---------------------------
                                          2005           2004           2005           2004
                                      ------------   ------------   ------------   ------------
REVENUE
  Royalties and fees ...............  $      2,165   $      4,148   $      4,800   $      9,435
  Other ............................             -              -              -             77
                                      ------------   ------------   ------------   ------------

    Total Revenue ..................         2,165          4,148          4,800          9,512

  Cost of sales ....................           678            181          1,439            680
                                      ------------   ------------   ------------   ------------

    Gross Profit ...................         1,487          3,967          3,361          8,832
                                      ------------   ------------   ------------   ------------

OPERATING EXPENSES
  Development, selling, general,
   and administrative ..............         1,082          1,932          1,978          4,398
  Depreciation and amortization ....           181            355            370            752
  Interest and bank charges ........           (82)            (4)          (128)            23
                                      ------------   ------------   ------------   ------------

    Total Operating Expenses .......         1,181          2,283          2,220          5,173
                                      ------------   ------------   ------------   ------------

Net Income/(Loss) From Operations ..           306          1,684          1,141          3,659
                                      ------------   ------------   ------------   ------------

OTHER INCOME
  Other income .....................            22              -             22             13
                                      ------------   ------------   ------------   ------------

    Total Other Income .............            22              -             22             13
                                      ------------   ------------   ------------   ------------

(Loss)/Profit before income taxes ..           328          1,684          1,163          3,672

Income taxes .......................             -              -              -              -
                                      ------------   ------------   ------------   ------------

NET INCOME/(LOSS) ..................           328          1,684          1,163          3,672
                                      ------------   ------------   ------------   ------------

OTHER COMPREHENSIVE INCOME/(LOSS)
  Foreign currency translation .....            10            (57)            (3)           130
                                      ------------   ------------   ------------   ------------

  Total other comprehensive
   (loss)/income ...................            10            (57)            (3)           130
                                      ------------   ------------   ------------   ------------

Net Comprehensive Income/(Loss) ....  $        338   $      1,627   $      1,160   $      3,802
                                      ============   ============   ============   ============

PROFIT PER SHARE - Basic ...........  $       0.01   $       0.04   $       0.02   $       0.08
                                      ============   ============   ============   ============
  - Excluding non-voting ...........  $       0.01   $       0.04   $       0.03   $       0.08
                                      ============   ============   ============   ============
                 - Fully Diluted ...  $       0.01   $       0.03   $       0.02   $       0.06
                                      ============   ============   ============   ============
  - Excluding non-voting ...........  $       0.01   $       0.03   $       0.03   $       0.06
                                      ============   ============   ============   ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic ........    47,679,738     45,781,407     47,679,738     45,781,407
                                      ============   ============   ============   ============
  - Excluding non-voting ...........    34,173,534     45,781,407     34,173,534     45,781,407
                                      ============   ============   ============   ============
                    - Fully Diluted     53,695,109     59,017,790     53,695,109     59,017,790
                                      ============   ============   ============   ============
  - Excluding non-voting ...........    40,188,905     59,017,790     40,188,905     59,017,790
                                      ============   ============   ============   ============

    The accompanying notes are an integral part of these consolidated financial statements.

                                               11

                               WORLD GAMING PLC AND SUBSIDIARIES
                             Consolidated Statements of Cash Flows
                                 (In Thousands of U.S. Dollars)
                                          (Unaudited)
                                                                       For the Six Months Ended
                                                                                June 30,
                                                                       -----------------------
                                                                         2005           2004
                                                                       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net Income ....................................................      $    328       $  3,672
  Adjustment to reconcile net loss to net
   cash provided by operating activities:
    Depreciation and amortization ...............................           370            752
    Loss on disposal of fixed assets ............................             -              -
  Changes in operating assets and liabilities:
    (Increase) decrease in reserves with credit card processors .         2,234          2,989
    (Increase) decrease in accounts receivable ..................         1,779         (1,604)
    (Increase) decrease in prepaid expenses and deposits ........            62             47
    (Increase) decrease in deferred costs .......................             -              -
    Increase (decrease) in accounts payable and accrued
     liabilities ................................................        (3,557)           196
    Increase (decrease) in accrual for legal claims .............             -           (215)
    Increase (decrease) in funds held on deposit ................             -         (2,160)
    Increase (decrease) in provisions ...........................           171              -
    Exchange movements ..........................................             -              -
                                                                       --------       --------

      Net Cash Provided by Operating Activities .................         1,387          3,677
                                                                       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of property and equipment ............................          (125)        (1,148)
  Consideration received - Sportingbet ..........................         3,000              -
                                                                       --------       --------

      Net Cash Provided by (Used For) Investing Activities ......         2,875         (1,148)
                                                                       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares, net of costs .........................         4,325              -
Repayment of loans payable ......................................             -         (1,090)
Principal payments on capital lease obligations .................           (14)          (319)
                                                                       --------       --------

      Net Cash Provided by (Used for) Financing Activities ......         4,311         (1,409)
                                                                       --------       --------

      Effects of exchange rate on cash ..........................      $     10       $    130
                                                                       --------       --------

    The accompanying notes are an integral part of these consolidated financial statements.

                                               12

                               WORLD GAMING PLC AND SUBSIDIARIES
                       Consolidated Statements of Cash Flows (Continued)
                                 (In Thousands of U.S. Dollars)
                                          (Unaudited)
                                                                       For the Six Months Ended
                                                                                June 30,
                                                                       -----------------------
                                                                         2005           2004
                                                                       --------       --------
INCREASE/(DECREASE) IN CASH .....................................      $  8,583       $  1,250
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ................         7,944          2,657
                                                                       --------       --------

CASH AND CASH EQUIVALENTS END OF PERIOD .........................      $ 16,527       $  3,907
                                                                       ========       ========



                         SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
                         ----------------------------------------------

CASH PAID DURING THE PERIOD FOR

  Interest and Bank charges .....................................      $    128       $    (23)


    The accompanying notes are an integral part of these consolidated financial statements.

                                               13

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2005 and December 31, 2004


     NOTE 1 - ACCOUNTING POLICIES

     The consolidated financial statements at June 30, 2005 are unaudited for the purposes of this 6-K filing, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousands of U.S. dollars unless the currency has been otherwise indicated.


     NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the quarter and six months ended June 30, 2005 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004.


     NOTE 3 - INCOME TAXES

     No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere as there are losses brought forward from previous periods.


     NOTE 4 - STOCK OPTIONS

     On March 12, 1998, the Board of Directors approved a Stock Option Plan ("the Plan"), which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2005 and December 31, 2004


     NOTE 4 - STOCK OPTIONS (continued)

     On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the date of grant, of which 1,475,000 were issued.

     All subsequent option issues have been issued in accordance with the Stock Option Plan at the discretion of the Stock Option Committee, provided that:
     1.) the aggregate option grants shall not exceed the maximum allowable under the Plan, 2.) the exercise price is not less than the market value of the Company's trading shares on the date of the grant, and 3.) the option period does not exceed expiry of the Plan date. Options for continuing directors, employees and consultants expire the sooner of ten years after the date granted or the expiry date of the Plan.

     A summary of the Company's stock option activity and related information follows:

                                   Six months ended            Year ended
                                     June 30, 2005          December 31, 2004
                                 ---------------------    ---------------------
Beginning of period .........    10,934,888     $ 0.63    10,818,724     $ 0.78
Granted .....................     3,421,904       0.70     2,550,000       0.37
Exercised ...................      (650,000)     (0.17)     (300,000)     (0.20)
Forfeited and adjusted ......    (2,757,017)     (0.97)   (2,133,836)     (1.12)
                                 ----------     ------    ----------     ------

End of period ...............    10,949,775     $ 0.59    10,934,888     $ 0.63
                                 ----------     ------    ----------     ------

In March 2005, a former director of the Company relinquished all rights to purchase 2,200,000 ordinary shares in the Company that had fully vested.

At June 30, 2005 options outstanding were as follows:

                          Options Outstanding                       Options Exercisable
                  ------------------------------------      -----------------------------------
                                 Weighted                                 Weighted
                                 Average      Weighted                    Average      Weighted
                                Remaining     Average                     Remaining     Average
   Range of        Number of    Contractual   Exercise      Number of   Contractual    Exercise
Exercise Prices     Options    Life (Years)    Price         Options    Life (Years)     Price
---------------   ----------   ------------   --------      ---------   ------------   --------
 $0.01 - $0.50     7,015,000        5.4        $ 0.24       4,990,000       5.2         $ 0.23
 $0.51 - $1.00     2,816,904        5.8        $ 0.77         110,000       4.1         $ 0.60
 $1.01 - $3.00       788,454        2.7        $ 1.91         763,454       2.6         $ 1.92
 $3.01 - $8.50       329,417        4.3        $ 3.27         329,417       4.3         $ 3.27
---------------   ----------   ------------   --------      ---------   ------------   --------

 $0.01 - $8.50    10,949,775        5.3        $ 0.59       6,192,871       4.6         $ 0.61
---------------   ----------   ------------   --------      ---------   ------------   --------

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                       June 30, 2005 and December 31, 2004


     NOTE 5 - COMMITMENTS AND CONTINGENCIES

     At June 30, 2005, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                             Potential Bonus
          Name and             Term of the       Base       (as a percentage
     Principal Position         Contract        Salary       of Base Salary)
     -------------------       -----------      -------     ----------------
     A. Daniel Moran,            ongoing        GBP 159        Up to 50%
     Director & CEO

     David Naismith,             ongoing        GBP 129        Up to 50%
     Director & CFO

     Jonathan Moss               ongoing        GBP 100        Up to 50%
     Director of Sales
     and Marketing


     On April 11, 2003 the Company entered into an employment agreement with Mr. Daniel Moran as a Director on the Board of Directors and Chief Executive Officer. The agreement provides for an annual salary of GBP 159, an annual housing allowance of $72, in addition to other normal executive employment benefits.

     On August 1, 2003 the Company entered into an employment agreement with Mr. David Naismith as a Director on the Board of Directors and Chief Financial Officer. The agreement provides for an annual salary of GBP 129, an annual housing allowance of $48, in addition to other normal executive employment benefits.

     On January 1, 2005 the Company entered into an employment agreement with Mr. Jonathan Moss as Director of Sales and Marketing. The agreement provides for an annual salary of GBP 100 in addition to other normal executive employment benefits. On March 1 2005, Mr. Moss was appointed a Director on the Board of Directors. No change in Mr. Moss's remuneration occurred as a result of this appointment.